Cusip no. 336188-10-7	13G	Page 1 of 6 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

First Robinson Financial Corporation

(Name of Issuer)

Common Stock,_$0.01 par value

(Title of Class of Securities)

336188-10-7

(CUSIP Number)

December 31, 2011
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip no. 336188-10-7	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scott F. Pulliam IRS I.D. No. N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 17,053

	6.	SHARED VOTING POWER 4,604

	7.	SOLE DISPOSITIVE POWER 17,053

	8.	SHARED DISPOSITIVE POWER 4,604

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,657

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%

12.	TYPE OF REPORTING PERSON IN

Cusip no. 336188-10-7	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer: First Robinson Financial Corporation

(b)	Address of Issuer’s Principal Executive Offices:

501 E. Main Street

P.O. Box 8598

Robinson, Illinois 62454

Item 2(a)	Name of Person Filing:

Scott F. Pulliam

Item 2(b)	Address of Principal Business Office:

P.O. Box 118

1008 South Cross

Robinson, IL 62454

Item 2(c)	Citizenship:

US

d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

36188-10-7

Item 3  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

Cusip no. 336188-10-7	13G	Page 4 of 6 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4 Ownership:

(a)	Amount beneficially owned: 21,657 shares of common stock

(b)	Percent of Class: 5.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 17,053

(ii)	shared power to vote or to direct the vote: 4,604

(iii)	sole power to dispose or to direct the disposition of: 17,053

(iv)	shared power to dispose or to direct the disposition of: 4,604

Scott F. Pulliam is a United States citizen and owns a small business in the State of Illinois. He owns 16,553 shares of First Robinson Financial Corporation (“the Company”) with sole voting and dispositive rights; is custodian of 500 shares for his children with sole voting and dispositive rights; owns 1,466 shares jointly with his wife with shared voting and dispositive rights; and has beneficial ownership of 3,138 shares held in his wife’s retirement account for an aggregate beneficial ownership of 21,657 shares or 5.1% of the outstanding shares of First Robinson Financial Corporation. Mr. Pulliam last purchased 2,500 shares of the Company in May 2008 as a result of exercising stock options awarded to him by the Company. His 5.1% ownership of First Robinson Financial Corporation shares are a result of the decrease in the number of shares outstanding due to approved repurchase programs in place by the Company over the last several years. Mr. Pulliam has no intention of acquiring or influencing control of the Company.

Cusip no. 336188-10-7	13G	Page 5 of 6 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

See Item 4 above.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Cusip no. 336188-10-7	13G	Page 6 of 6 Pages

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 9th day of February, 2011

Scott F. Pulliam

By:	/s/ Scott F. Pulliam

Name:	Scott F. Pulliam